

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2010

Stephen G. Waldis
Chief Executive Officer
Synchronoss Technologies, Inc.
750 Route 202 South, Suite 600
Bridgewater, NJ 08807

      Re: **Synchronoss Technologies, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2009
             File No. 000-52049

Dear Mr. Waldis:

     We have completed our review of your filings and do not have any further comments at this time.

                  Sincerely,

                  Patrick Gilmore
                  Accounting Branch Chief